UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Goldman Sachs Private Credit Corp.

(Name of Subject Company (Issuer))

Goldman Sachs Private Credit Corp.

(Name of Filing Persons (Offeror and Issuer))

Class I Shares of Common Stock, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Caroline Kraus

Stanley Matuszewski

Goldman Sachs Asset Management, L.P.

200 West Street

New York, NY 10282

(312) 655-4419

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

With copies to:

Joshua Wechsler, Esq.	Thomas J. Friedmann, Esq.
Fried, Frank, Harris, Shriver &	William J. Bielefeld, Esq.
Jacobson LLP	Darius I. Ravangard, Esq.
One New York Plaza	Dechert LLP
New York, New York 10004	One International Place
Telephone: (212) 859-8000	40th Floor
Facsimile: (212) 859-4000	100 Oliver Street
Boston, MA 02110
Telephone: (617) 728-7100
Facsimile: (617) 426-6567

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on May 17, 2024 by Goldman Sachs Private Credit Corp. (the “Fund”) in connection with an offer by the Fund to purchase up to 4,558,862 of its outstanding Class I shares of common stock, par value $0.001 per share (the “Shares”), at a price equal to the net asset value per Share as of June 30, 2024 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2024 (the “Offer to Purchase”), and the related Letter of Transmittal (together with the Offer to Purchase and the tender offer made thereby, the “Offer”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Except as otherwise set forth herein, the information set forth in the Statement, including the Offer to Purchase and the related Letter of Transmittal, remains unchanged. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

1. The following information is furnished pursuant to Rule 13e-4(c)(4): The Offer expired at 11:59 p.m., Eastern Time, on June 14, 2024.

2. 513,509.24 Shares were validly tendered and not withdrawn prior to the expiration of the Offer. The Company accepted for purchase 100% of such Shares.

3. The net asset value of Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of approximately $12,996,918.90, or $25.31 per Share.

4. The Fund paid on or about July 23, 2024 to the tendering stockholders a total of approximately $12,965,780.83 (net of the 2% Early Repurchase Deduction applicable to the Shares repurchased by the Fund), which represents the net asset value as of the Valuation Date of the total amount of Shares tendered by stockholders upon the terms and subject to the conditions of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLDMAN SACHS PRIVATE CREDIT CORP.

Dated: July 29, 2024	By:	/s/ Stanley Matuszewski
Name: Stanley Matuszewski
Title: Chief Financial Officer and Treasurer